PJB 3/28

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 01 2007
WASH. D.C.
210

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
07006032

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Vine Street, 7th Floor
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

513-412-1869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY D. RAPKING
Notary Public, State of Ohio
My Commission Expires 05-14-11

Signature

Treasurer
Title

Kimberly D. Rapking 2/27/07
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great American Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc., a wholly-owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2007

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 532,453
Short term investments	1,806,075
Receivables from broker - dealers and clearing organization	39,383
Deposit with clearing organization	100,000
Firm investment securities	113,389
Commissions receivable	655,273
Receivables from registered representatives	96,606
Prepaid expenses and other assets	239,135
Computer equipment, software, furniture and fixtures (net of accumulated depreciation and amortization of $329,383)	139,848
Total assets	$ 3,722,162
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 912,466
Accrued expenses and other liabilities	762,936
Short securities - held for customers	56,385
Payable to affiliates, net	13,611
Federal income taxes payable	19,594
Total liabilities	1,764,992
Stockholder's Equity:	
Common stock, $10 par value - 750 shares authorized - 100 shares issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	1,832,170
Total stockholder's equity	1,957,170
Total liabilities and stockholder's equity	$ 3,722,162

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2006

REVENUES	
Commission and fee income	$ 37,392,714
Maintenance fee income	269,529
Interest income	108,880
Total revenues	37,771,123
EXPENSES	
Commission and related expenses	32,810,753
Marketing expenses	33,278
Clearing and brokerage related expenses	289,619
Salary and benefits expense	1,891,055
Other expenses	874,254
Total expenses	35,898,959
Income before income taxes	1,872,164
INCOME TAXES	
Current income tax expense	727,616
Deferred income tax benefit	(70,022)
Total income taxes	657,594
Net income	$ 1,214,570

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 124,000
RETAINED EARNINGS	
Balance at beginning of year	$ 1,117,600
Dividends paid	(500,000)
Net income	1,214,570
Balance at end of year	$ 1,832,170
TOTAL STOCKHOLDER'S EQUITY	$ 1,957,170

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,214,570
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,410
Deferred income tax benefit	(70,022)
Changes in operating assets and liabilities:	
Receivables from broker - dealers and clearing organization	(32,845)
Securities held - for customers	37,376
Firm investment securities	(108,364)
Commissions receivable	(12,893)
Receivables from registered representatives	(6,484)
Prepaid expenses and other assets	(238,403)
Commissions payable and other liabilities	247,322
Short securities - held for customers	56,385
Payable to affiliates, including income taxes, net	(123,045)
Net cash provided by operating activities	972,007
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of computer equipment, software, furniture and fixtures	(135,000)
Net cash used in investing activities	(135,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(500,000)
Net cash used in financing activities	(500,000)
NET INCREASE IN CASH AND SHORT TERM INVESTMENTS	337,007
Cash and short term investments at beginning of year	2,001,521
Cash and short term investments at end of year	$ 2,338,528

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"). GAFRI is an indirect subsidiary of American Financial Group, Inc. ("AFG"). At December 31, 2006, AFG and its subsidiaries owned 83% of GAFRI's common stock.

The Company was initially capitalized in March 1994, and was admitted to the National Association of Securities Dealers ("NASD") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer in December 1995 and clears customer transactions on a fully disclosed basis through Pershing LLC. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

The Company began performing common remitting services effective January 1, 2006, which were previously provided by Great American Plan Administrators, Inc. (formerly GALIC Disbursing Company), an affiliate. The Company performs the common remitting functions involving the remittance of securities funds for customers. AILIC, an affiliated insurance company, performs the common remitting services for traditional insurance and proprietary annuity products.

B. Significant Accounting Policies

Security transactions and related revenues and expenses are recorded in the accounts on the trade date.

The Company has capitalized the cost of software that has been developed to facilitate the broker/dealer business. This cost is reported net of accumulated amortization. Software is amortized on a straight-line basis over its estimated useful life of 36 months.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives. The useful lives range from 18 to 36 months.

The Company occasionally takes ownership of investment securities due to the failure to pay by a customer or an error in consummating customer trades. Securities owned as a result of such occurrences are reported at fair value with any unrealized gains and losses included in income as a component of commission revenues.

Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the statement of cash flows

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $250,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1500% of its net capital. At December 31, 2006, the Company had net capital of $1,419,993, which was $1,169,993 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 120%.

The Company is no longer claiming an exemption to the possession or control requirement that are contained in Securities and Exchange Commission Rule 15c3-3. As a result of this, the Company is now required to perform a computation for reserve requirements for Broker Dealers. In addition the Company is required to maintain at all times, in a reserve bank account, an amount not less than the amount computed under the Rule's reserve formula. At December 31, 2006, the amount held in the reserve bank account was $865,579.

D. Transactions with Affiliates and Other Related Parties

The Company serves as sole underwriter for variable annuity contracts sold by an affiliated life insurance company. Included in commission income is $5,467,604 of commissions received from the life insurer for sales of variable annuities, 37% of which were paid to other broker/dealers as commission. The Company also sells fixed annuity policies provided by affiliated life insurance companies. During 2006, the Company received commissions of $196,289 on the sale of these policies.

The Company is charged for Voice and Information Technology services from AFG monthly. These charges represent normal maintenance costs for the related services. These charges amounted to $59,920 for 2006.

The Company charges a monthly maintenance fee to their registered representatives. The purpose of the fee is to offset administrative costs incurred by the Company when affiliating a registered representative. The fee ranges from $0-40 per month depending on the representative's prior year production.

E. Income Taxes

American Financial Group ("AFG"), the parent company of GAFRI, files consolidated income tax returns, which include the Company. For 2006, tax payments are computed on a separate company basis as determined in accordance with accounting principles generally accepted in the United States

A new tax allocation agreement was entered into effective January 1, 2006. Pursuant to the new agreement, the Company's tax expense or benefit will be determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are to be made quarterly during the year. Following year-end, additional settlements will be made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

E. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets of approximately $70,022 at December 31, 2006 are included in federal income taxes payable in the statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance. Net deferred tax assets relate principally to deferred compensation.

F. Employee Benefit Plans

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plans for the year ended December 31, 2006 were approximately $89,364.

G. Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2006

NET CAPITAL (Note)	
Total stockholder's equity	$ 1,957,170
Less non-allowable assets:	
Receivables from registered representatives	(96,606)
Prepaid expenses and other assets	(239,135)
Computer equipment, software, furniture and fixtures not qualifying for net capital	(139,848)
Haircuts on securities held	(61,588)
Net capital	$ 1,419,993
AGGREGATE INDEBTEDNESS	
Commissions payable and accrued expenses	$ 1,675,402
Payable to affiliates, including federal income taxes payable	33,205
Total aggregate indebtedness	$ 1,708,607
REQUIRED NET CAPITAL	
Required net capital (6 2/3% of aggregate indebtedness or $250,000; whichever is greater)	$ 250,000
EXCESS NET CAPITAL	
Net capital	$ 1,419,993
Required net capital	250,000
Excess net capital	$ 1,169,993
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	
Aggregate indebtedness	$ 1,708,607
Net capital	$ 1,419,993
Ratio	120%

Note: There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 filed as of December 31, 2006.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2006

RESERVE REQUIREMENT		
Firm credits		
Other - cash	$	85,759
Total Firm credits		85,759
Total Firm debits		-
Excess of total credits over total debits	$	85,759
Excess as reported in Company's Part II FOCUS report	$	85,759
Excess per above computation	$	85,759

Note: There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 filed as of December 31, 2006.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Great American Advisors, Inc.

In planning and performing our audit of the financial statements of Great American Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2007

Ernst + Young LLP

END